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09057439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lovell Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1519 Lipscomb Drive
(No. and Street)

Brentwood, (City) TN (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bill Lovell 615-373-1264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill, Harper & Associates
(Name – *if individual, state last, first, middle name*)

761 OLD Hickory BLVD, Suite 304, Brentwood, TN 37027
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William C. Lovell Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lovell Incorporated, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires

THERESA W. JONES STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF DAVIDSON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOVELL INCORPORATED

(SEC I.D. No 8-41215)

Financial Statements and Supplemental Schedules for the Years ended December 31, 2008 and 2007, and Opinion of Independent Certified Public Accountants, and Supplemental Report on Internal Accounting Control filed in accordance with Rule 17-a5(e)(3) as a Public Document

LOVELL INCORPORATED

Table of Contents

HHA Hill, Harper & Associates
Certified Public Accountants

Independent Certified Public Accountants' Report

Terry A. Hill
(615) 417-7414
Ernest R. Harper
(615) 417-6358

The Board of Directors
Lovell Incorporated:

761 Old Hickory Boulevard
Brentwood, TN 37027
TEL: 615/377-3485
FAX: 615/377-3488

We have audited the accompanying statements of financial position of Lovell Incorporated as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lovell Incorporated as of December 31, 2008 and 2007, and the results of its operations, changes in stockholder's equity and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-1 and rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Harper & Associates

February 10, 2009

LOVELL INCORPORATED

Statements of Financial Position

December 31, 2008 and 2007

		2008	2007
Assets			
Current assets:			
Cash and cash equivalents	$	9,112	61,567
Commissions receivable		2,448	4,287
Receivable - clearing deposit		10,000	10,000
Total current assets		21,560	75,854
Furniture and equipment, at cost		8,989	8,989
Less accumulated depreciation		8,848	8,572
Net furniture and equipment		141	417
	$	21,701	76,271
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	523	538
Accrued franchise taxes		100	125
Total current liabilities		623	663
Stockholder's equity:			
Common stock, no par value. Authorized 100,000 shares; issued and outstanding 12,000 shares		12,000	12,000
Additional paid-in capital		2,500	48,000
Retained earnings		6,578	15,608
Total stockholder's equity		21,078	75,608
	$	21,701	76,271

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Operations

Years ended December 31, 2008 and 2007

		2008	2007
Revenues:			
Commissions:			
Over the counter equity securities and other markets	$	32,450	36,384
Mutual funds		13,933	16,688
		46,383	53,072
Interest income		934	3,406
Other		714	2,020
Total revenues		48,031	58,498
Operating expenses:			
Stockholder salary		30,100	48,100
Other salary and employee costs		2,399	13,757
Professional fees		3,650	3,800
Occupancy, office and other expenses		5,789	6,957
Clearing costs		9,206	15,779
Regulatory fees, licenses, etc.		705	1,265
Research		804	584
Quotations		3,119	3,119
Depreciation		276	278
Other taxes		1,013	958
Total operating expenses		57,061	94,597
Net loss from operations		(9,030)	(36,099)
Extraordinary item: Note 8			
One time payment from Financial Industry Regulatory Authority		-	35,000
Net loss	$	(9,030)	(1,099)

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Changes in Stockholder's Equity

Years ended December 31, 2008 and 2007

		Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance December 31, 2006	$	12,000	48,000	16,707	76,707
Net loss 2007		-	-	(1,099)	(1,099)
Balance December 31, 2007		12,000	48,000	15,608	75,608
Withdrawal by stockholder		-	(45,500)	-	(45,500)
Net loss 2008		-	-	(9,030)	(9,030)
Balance December 31, 2008	$	12,000	2,500	6,578	21,078

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Cash Flows

Years ended December 31, 2008 and 2007

		2008	2007
Cash Flows from Operating Activities			
Net earnings (loss)	$	(9,030)	(1,099)
Adjustments to reconcile net loss to net cash from operating activities:			
Depreciation		276	278
(Increase) decrease in commissions receivable		1,839	(434)
Increase (decrease) in liabilities:			
Accounts payable		(15)	12
Accrued franchise taxes		(25)	(125)
Net cash from operating activities		(6,955)	(1,368)
Cash Flows from Financing Activities			
Return of additional paid-in capital to stockholder		(45,500)	-
Net decrease in cash and cash equivalents		(52,455)	(1,368)
Cash and cash equivalents at beginning of year		61,567	62,935
Cash and cash equivalents at end of year	$	9,112	61,567
Supplemental cash flow information			
State income taxes paid	$	-	-

See accompanying notes to financial statements.

LOVELL INCORPORATED

Notes to Financial Statements

December 31, 2008 and 2007

(1) Summary of Significant Accounting Policies

Organization

The Company was organized on March 27, 1989, to perform various broker-dealer functions within the securities industry. Operations commenced in September 1989.

Revenue Recognition

The Company recognizes revenue either upon receipt, or when considered earned, if the earnings process has been substantially completed and revenues are reasonably assured of being collected. The related costs of management fees, if any, are also accrued at that time.

Depreciation

Furnishings and equipment are depreciated using the straight-line method over a life of three to seven years.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash on hand, deposits with financial institutions, and debt instruments with an original maturity of three months or less to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are deemed to be fully collectable by management and no reserve is considered necessary.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Commissions Receivable

Accounts receivable consists of the following:

		2008	2007
Receivable from clearing company	$	1,153	2,436
Receivable from 12B-1 transactions		1,295	1,851
	$	2,448	4,287

(3) Income Taxes

The Company has elected to be treated as an S Corporation for Federal income tax purposes. Accordingly, no provision has been made for Federal income taxes in the accompanying statements. The Company is subject to State income taxes. The Company has elected to be taxed on the cash basis of accounting under which income is generally taxable when received and expenses deductible when paid. The effective state rate of taxation is six percent.

Income taxes are provided in the year transactions enter into the determination of net earnings, regardless of when such transactions are recognized for tax purposes.

The basis for deferred taxes and current taxes are substantially the same, accordingly no deferred tax benefit has been recognized in the financial statements.

(4) Concentrations of Assets

The Company maintains its clearing deposit account with and receives a substantial amount of commissions revenues from a single clearing broker.

(5) FOCUS Report, Part II A

During the year ended December 31, 2008, the Company reduced its capital requirement from $50,000 to $5,000. This change was approved by FINRA (industry regulatory authority). Pursuant to this change, the Company returned additional paid in capital amounting to $45,500 to the sole stockholder.

The accompanying financial statements have been reconciled to the FOCUS report, Part II A filed by the Company for the year ended December 31, 2008. Net capital had been reported to be $19,390. Adjustments amounting to $145 were made to reflect the provision for Tennessee Franchise and Excise taxes. The adjusted balance of net capital amounts to $19,535. The aggregate indebtedness ratio as of December 31, 2008 is .0391891 to one.

The FOCUS report did not include a computation for determination of reserve requirements under Rule 15c3-1 as the Company is exempt under provisions of Rule 15c-3(k)(2)A.

(6) Commitments

The Company terminated it's lease for office space effective August, 2006. The operations of the Company have been moved to the personal residence of the sole shareholder. No lease expense has been incurred for the years ended December 31, 2008 or 2007.

(7) Retirement Plan Arrangement

The Company makes discretionary contributions on the behalf of it's sole employee to a SEP - IRA retirement plan Contributions made to the plan for the years ended December 31, 2008 and 2007 amounted to $-0- and $10,000, respectively.

(8) Extraordinary Item

The Financial Industry Regulatory Authority (FINRA) was created during 2007 through the consolidation of NASD and the member regulation, enforcement and arbitration operations of the New York Stock Exchange. A one time special payment of $35,000 was made to each NASD member firm in recognition of anticipated cost savings that may result from the consolidation. This payment has been recognized as extraordinary revenue during the year ended December 31, 2007.

HHA Hill, Harper & Associates
Certified Public Accountants

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Terry A. Hill
(615) 417-7414
Ernest R. Harper
(615) 417-6358

**The Board of Directors
Lovell Incorporated:**

761 Old Hickory Boulevard
Brentwood, TN 37027
TEL: 615/377-3485
FAX: 615/377-3488

In planning and performing our audit of the financial statements and supplementary information of Lovell Incorporated for the year ended December 31, 2008, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a5-(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we were not required to review the practices and procedures in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of Lovell Incorporated is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of a system are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. We consider the deficiency described below to be a significant deficiency in internal control over financial reporting.

> The only employee of the Company is its sole stockholder, accordingly, it is impractical to attain a segregation of duties conducive to internal accounting control. It is not deemed practical to increase employees merely to enhance internal control.

A material weakness is a significant deficiency, or combination or significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies and, accordingly, would not necessarily disclose all significant deficiencies that are also considered to be material weaknesses. However, we do not believe the significant deficiency noted above to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objective.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Hill, Harper & Associates

Hill, Harper & Associates
Brentwood Tennessee
February 10, 2009

LOVELL INCORPORATED

Notes to Financial Statements

December 31, 2008

Net Capital:		
Total stockholders' equity qualified for net capital		$ 21,078
Deductions and/or charges:		
Accounts receivable from 12B - 1 transactions	$ 1,295	
Haircut - money market funds	107	
Furniture and equipment, net	141	1,543
Net capital		$ 19,535
Computation of basic net capital requirement:		
Minimum net capital required		$ 5,000
Excess net capital		$ 14,535
Aggregate indebtedness:		
Accounts payable		$ 523
Accrued franchise taxes		100
Aggregate indebtedness		$ 623
Ratio: Aggregate indebtedness to net capital		0.031891
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 19,390
Audit adjustments		
Provision for Tennessee Franchise and Excise taxes		145
Net capital as reported above		$ 19,535